Cassidy & Associates

Attorneys at Law

1504 R Street, N.W.

Washington, D.C. 20009

(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
CassidyLaw@aol.com

Practice Limited to
Federal Securities
Law Matters

December 21, 2005

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

     Re: Loans4Less.com, Inc. Offering Statement on Form 1-A, Amendment #3
             File No. 24-10109
             Date of Comment Letter: November 15, 2005

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 3 to the Offering Circular on Form 1-A of Loans4Less.com, Inc. and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Carlton Tartar, Terence O'Brien, Pamela Howell and Thomas Kluck of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated November 15, 2005 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

General Changes. The offering no longer includes the registration of the common stock underlying the Series B Convertible Preferred shares and consequently there are no selling shareholders. In addition, the Series B shares will not automatically convert at the time of the qualification of this offering.

The Company has entered into a lock-up agreement with the holder of the Series A

Convertible Preferred shares restricting their conversion until the earlier of (i) two years from the date of first public trading of the Company's securities or (ii) three years after the qualification of this Regulation A offering statement. In the event this Regulation A offering circular does not become qualified and is withdrawn, the lock-up agreement is void.

1. The requested disclosure has been added and appears in Part I of the notification section.

2. Steven Hershman is not a record owner of any shares of the company. His ownership appears in the beneficial ownership table.

3. The table has been revised and appears in Part I of the notification section.

Item 5. Unregistered Securities Issued or Sold Within One Year

4. The Company relied on Section 4(2) of the Securities Act for issuance of stock. The people receiving stock were employees of the Company and no formal attempt was made to determine sophistication because no payment for any of the stock was received nor is any expected in the future. The issuance of the stock could qualify under Rule 504 or alternatively under Section 4(2), neither of which require a sophistication test.

5. The requested disclosure has been added and the stock has been valuated at $.50 per share.

Part II. Offering Circular
Cover Page

6. No longer applicable as there is no selling securityholder.

7. No longer applicable as there is no selling securityholder.

8. The requested disclosure has been added and appears on front page of the Offering Circular and page 12.

Risk Factors

9. The requested disclosure has been added and appears beginning on page 2.

Plan of Distribution

10. No longer applicable as there is no selling securityholder.

11. The requested disclosure has been added and appears on page 11.

12. The requested disclosure has been clarified and appears on page12.

Use of Proceeds

13.   The requested disclosure has been clarified and appears on page 12.

14.   The requested disclosure has been clarified and appears on page 13. The Company believes that the funds for general and administrative expenses has been allocated for particular purpose. The Company has stated that any funds not immediately used for the purposes stated would be placed in interest bearing financial instruments until used for stated purposes.

15.   The required disclosure has been added and appears on page 20.

16.   The language has been removed and is no longer applicable as the Company does not anticipate developing loan portfolio investments or making this any part of its business.

Description of the Business: Suppliers (Mortgage Lenders)

17.   The requested disclosure appears on pages 16 and 17 in the section Current Operations. Zero-point mortgages typically carry higher interest rates than the lowest interest rate available simply because no points or closing costs are charged. The Company's goal is to provide the lowest interest rate possible for the type of loan desired by that particular borrower. The Company works to offer potential borrowers the lowest interest rate and loan terms most suited to that borrower and if a borrower wishes no closing points or costs, then the Company will attempt to provide the lowest interest rate mortgage within that framework.

18.   The requested disclosure has been added and appears on page 17.

19.   The disclosure has been expanded and appears on page 18.

20.   The disclosure has been expanded and appears on page 18.

Business Plan

21.   The language has been removed as it is no longer applicable and the company is not developing loan portfolio investments and will not become an investment company.

22.   The disclosure has been expanded and appears on page 20.

23.   The language has been removed as it is no longer applicable.

24.   The language has been removed as it is no longer applicable.

25.   Purchases of securities by the Company, if any, is not part of the business of the Company but purely a business move in the manner of many companies to realize interest or gains from cash not immediately being used by the Company in its business. The Company may place such monies, if any, into short-term financial instruments such as money market accounts, CDs, T-bills or securities. Any such action would be taken with Board of Director approval at the

time of such action. The Company has no intention of becoming an investment company.

Management's Discussion and Analysis. This section has been revised in light of comments 26 through 30 and in view of SEC Release 33-8350.

Directors, Executive Officers and Significant Employees

31.   The disclosure has been expanded and appears beginning on page 26.

Employment and Agent Agreements

32.   The requested disclosure regarding the agreements has been added and appears on page 29. No employee receives greater $100,000 annually. The actual salaries received by each employee has not been disclosed but appears on the face of the employment agreement which have been filed as exhibits.

Stock "Put"

33.   The requested agreement has been included as an exhibit.

Financial Statements

34.   Management elected to continue providing separate financial statements.

Summary of Significant Accounting Policies

35.   Management elected not to disclose in the footnotes material changes made to the financial statements for the periods ended December 31, 2004 and 2003. The financial statements were only submitted with the offering statement and never issued otherwise. Subsequent statements submitted with Amendments 1 and 2 of the Offering Statement were only submitted to brokers.

       Please find attached a copy of the consolidated trial balances showing account balances as reported in the original filing, adjustments and account balances reported with Amendment 2 with explanations for the journal entries for the periods ended December 31, 2004 and 2003.

Statements of Stockholders' Equity

36.   The statements of stockholders' equity were revised to show each class of stock separately.

Note E - Capital Structure

37.   Footnote E of the September 30, 2005, financial statements was revised to properly disclose the Series B Preferred stock that was issued during the year.

Statements of Operations

38.   The net income per share for each period was rounded to two decimal places.

Cash Flow Statements

39.   The loans receivable were really Trust deeds made as an investment. All amounts due from related parties have been clearly identified either in the financial statements or the footnotes.

40.   Accountant reworked the statement of cash flows and removed non-cash transactions erroneously included in the investing and financing sections. At the beginning of the year, 100% of the Company investments were in one company's stock (Mattel) and part of that investment was leveraged through the margin account. The Company sold all of its shares of stock and paid off the margin account balance. The net proceeds were used to purchase other stock and then immediately transferred to Steven Hershman Revocable Trust.

Summary of Significant Accounting Policies

41.   Note A(5) of the financial statement regarding revenue recognition was modified to include other loan processing fees and real estate commissions. Real estate commissions make up approximately 10% of the Company's total revenue.

Due to Stockholder

42.   A footnote was created to disclose all material transactions with the sole stockholder.

Capital Structure

43.   With respect to the valuation of the 660,000 shares given to employees and consultants and the 200,000 shares given to Tiber Creek for services rendered, management conservatively determined that the fair market value of these shares was $.50 per share at the time of delivery for book purposes. The purchase of Series B Preferred Convertible shares (shortly after these shares were delivered) by Steven Hershman at $.50 was used to establish fair market value.

Management has a mixed opnion about whether these shares have any value at all. The offering statement has not yet been approved so there is no market for the shares and they are restricted from sale. Management believes that a shareholder would not be able to use this stock as collateral.

44.   The material terms of the put option agreement with Tiber Creek are disclosed in Note F to the financial statements. An adjustment was made to the financial statement to record the liability.

Summary of Significant Accounting Policies

45.   See Note G of the September 30, 2005 financial statements which is management's affirmative statement that all necessary adjustments were made in order to provide fair financial statements and that all adjustments were of a normal recurring nature.

Line of Credit

46.   The description credit lines payable on the balance sheet were changed to credit cards payable. Management elected not to disclose any other information regarding the credit cards payable as the balances are not material.

Exhibits

47.   The Company favors arbitration as a means of settlement of any disputes arising from this or other matters. Arbitration puts less strain on the court system and is quicker and more responsive for those seeking redress. The Company believes that the arbitration provision is appropriate in the subscription agreement.

Sincerely,



Lee W. Cassidy